Exhibit 99.1

Bragg Gaming Group to Release Fourth Quarter and Full Year 2023 Results on March 26

Toronto, March 7, 2024 – Bragg Gaming Group Inc. ( NASDAQ: BRAG , TSX: BRAG ) (“ Bragg ” or the “ Company”), a global B2B gaming technology and content provider, announced today that it will release its fourth quarter and full year 2023 financial results prior to the opening of the financial markets on Tuesday, March 26, 2024. The release will be followed by a conference call at 8:30 a.m. Eastern Time, hosted by Bragg Chief Executive Officer, Matevž Mazij, Chief Financial Officer, Ronen Kannor, and Chief Strategy Officer, Yaniv Spielberg, to discuss the Company’s financial results and provide a business update. During the call, management will review a presentation that will be available on the day of the call and can be accessed at: https://investors.bragg.group/financials/quarterly-results/default.aspx

To join the call, please use the below dial-in information:

Participant Toll-Free Dial-In Number (US and Canada): 1 (800) 715-9871
Participant Toll Dial-In Number (International): 1 (646) 307-1963
UK Toll Free: +44.800.358.0970
Conference ID: 1909159

A webcast of the call and presentation may also be viewed at: https://investors.bragg.group/events-and-presentations/events/default.aspx

A replay of the call will be available until April 2, 2024, following the conclusion of the live call. To access the replay, dial (647) 362-9199 or (800) 770-2030 (toll-free) and use the passcode 1909159.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider, serving online and land-based gaming operators with its proprietary and exclusive content, and its cutting-edge technology. Bragg Studios offer high-performing, data-driven and passionately crafted casino gaming titles from in-house brands Wild Streak Gaming, Spin Games, Atomic Slot Lab, Indigo Magic and Oryx Gaming. Its proprietary content portfolio is complemented by a range of exclusive titles from carefully selected studio partners which are Powered By Bragg: games built on Bragg remote games server (Bragg RGS) technology, distributed via the Bragg Hub content delivery platform and available exclusively to Bragg’s customers. Bragg’s modern and flexible omnichannel Player Account Management (Bragg PAM) platform powers multiple leading iCasino and sportsbook brands and is supported by expert in-house managed operational and marketing services. All content delivered via the Bragg Hub, whether exclusive or from Bragg’s large, aggregated games portfolio, is managed from a single back-office and is supported by powerful data analytics tools, as well as Bragg’s Fuze™ player engagement toolset. Bragg is licensed or otherwise certified, approved and operational in multiple regulated iCasino markets globally, including in New Jersey, Pennsylvania, Michigan, Ontario, the United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.group

Investors:

James Carbonara
Hayden IR
(646)-755-7412
james@haydenir.com